Exhibit 1

Note to Readers

In its management’s discussion and analysis for the quarter ended March 31, 2015 and the associated news release filed on SEDAR on April 29, 2015, Cameco Corporation stated under the heading “Revenue and Earnings Sensitivity Analysis” that:

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $6 million and net earnings by $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact.

That statement should have read as follows:

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $8 million and net earnings by $6 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact.

We are therefore filing this Note to provide corrected information.